December 14, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Frank Knapp
Staff Accountant - Office of Real Estate & Construction

Re:	SL Green Realty Corp.
Form 10-K for the fiscal year ended December 31, 2019
Filed February 28, 2020
File No. 001-13199

SL Green Operating Partnership, L.P.
Form 10-K for the fiscal year ended December 31, 2019
Filed February 28, 2020
File No. 333-167793-02

Dear Mr. Knapp:

Set forth below is the response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in your letter, dated December 8, 2020 (the “Comment Letter”), relating to the Annual Report on Form 10-K for the fiscal year ended December 31, 2019 filed by SL Green Realty Corp. (the “Company”) and SL Green Operating Partnership, L.P. (the “Partnership”) on February 28, 2020 (the “Form 10-K”).  The headings and numbered paragraphs of this letter correspond to the headings and numbered paragraphs contained in the Comment Letter, and to facilitate your review, we have reproduced the text of the Staff’s comments in italics below in the first paragraph of each response.

Form 10-K for fiscal year ended December 31, 2019

Note 3. Property Acquisitions, page 91

1.	Please tell us how your acquisition of a majority and controlling 70.87% interest in 410 Tenth Avenue resulted in the recognition of a $67.6 million gain. Please address the following in your response:

•	Explain whether the acquisition was accounted for as a business combination or an asset acquisition and provide us with the basis for your conclusion.

The Company and the Partnership advise the Staff that the acquisition was accounted for as an asset acquisition. In arriving at this conclusion, the Company and the Partnership first evaluated the guidance in ASC 805-10-55-5A which states “if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or a group of similar identifiable assets, the set is not considered a business”. The assets acquired are comprised of land and building. ASC 805-10-55-5B(a) further defines a single asset as “a tangible asset that is attached to and cannot be removed from another tangible asset” and provides an example of land and building. Thus, the Company and the Partnership determined that substantially all the fair value of the gross assets is concentrated in a single identifiable asset. Therefore, the Company and the Partnership deemed the acquisition of a majority and controlling interest in 410 Tenth Avenue an asset acquisition.

420 Lexington Avenue · New York, NY 10170 · (212) 594-2700 · Fax (212) 216-1790

Then, the Company and the Partnership evaluated the entity in which it acquired the controlling equity interest under the guidance in ASC Topic 810. The Company and the Partnership determined that the entity, a limited liability company (“LLC”), was a variable interest entity (“VIE”) because the limited members of the LLC did not have substantive kick-out or participation rights.  The Company and the Partnership obtained a controlling financial interest and determined the Partnership is the primary beneficiary of the VIE and would consolidate the entity. The Company applied the measurement guidance in ASC Topic 810 and noted that per ASC 810-10-30-4, “the primary beneficiary of a VIE that is not a business shall recognize a gain or loss for the difference between the consideration paid (including fair value of any noncontrolling interests and the reported amount of any previously held interests) and the net amount of the VIE’s identifiable assets and liabilities recognized and measured in accordance with Topic 805”. The Company had previously made a loan to the entity that was accounted for as an Acquisition, Development, and Construction (“ADC”) arrangement and listed in the ADC table in Footnote 6, “Investments in Unconsolidated Joint Ventures.” Upon consolidating the entity in which it acquired the controlling equity interest, the Company and the Partnership removed the ADC arrangement and recorded the assets and liabilities of the entity resulting in a gain.

•	In your Form 10-Q for the quarterly period ended June 30, 2019, we note that you recorded a $67 million gain as a result of the acquisition of a majority and controlling interest in 460 West 34th Street. Clarify for us if this acquisition was related to your acquisition of a controlling interest in 410 Tenth Avenue.

The Company and the Partnership advise the Staff that subsequent to our acquisition of a majority and controlling interest in 460 West 34th Street, we applied for and received approval to rename the property 410 Tenth Avenue. This is the name the Company and the Partnership have used to refer to the property in subsequent filings, press releases, and marketing materials. In future filings, the Company and the Partnership will clarify for readers instances in which they are referring to a property using a different name than was used previously.

Note 5. Debt and Preferred Equity Investments, page 93

2.	Please tell us how you considered the need to disclose the recorded balance in debt and preferred equity investments by risk level. Reference is made to ASC Topic 310-10-50-29.

The Company and the Partnership advise the Staff that they hold a small number of debt and preferred equity investments with a wide range of sizes and duration as well as a high rate of turnover. Therefore, presenting the recorded balance by risk level, which is a measure of probability of loss and not magnitude, would not provide users with the consistency and comparability intended by the topic. As of December 31, 2019, the Company’s $1.6 billion of investments had positions ranging in size from $3.5 million to $222.8 million with cash originations and repayments totaling $1.7 billion during 2019 and no loan losses. Given the fluid composition of the portfolio, the Company and the Partnership believe that presenting a large loan with a higher likelihood of a small loss as compared to a small loan with an equal likelihood, but for which the loss would be a larger gross dollar amount, would have disproportionate impact on the disclosure and not appropriately reflect the credit quality or aggregate risk within that level. The Company and the Partnership therefore believe it is more useful for the readers to provide the overall weighted average risk rating of the debt and preferred equity investment portfolio, and present, in table form, the composition of our portfolio by loan seniority, as this may also factor in the reader’s evaluation of risk.

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If you have any questions with respect to the foregoing, please contact me at (212)-216-1714 or Andrew Levine, Esq., our Chief Legal Officer and General Counsel, at (212) 216-1615.

Very truly yours,

SL GREEN REALTY CORP.

By:	/s/ Matthew J. DiLiberto
Matthew J. DiLiberto
Chief Financial Officer

SL GREEN OPERATING PARTNERSHIP, L.P.

By:	/s/ Matthew J. DiLiberto
Matthew J. DiLiberto
Chief Financial Officer